Amendment No. 1 to Prospectus Supplement dated May 31, 2016 (to Prospectus dated March 13, 2014)	Filed pursuant to Rule 424(b)(5) File No. 333-193336

ZION OIL & GAS, INC.

This Amendment No. 1 to the Prospectus Supplement amends the Prospectus Supplement dated May 31, 2016 (“Original Prospectus Supplement”). This Amendment No. 1 to the Original Prospectus Supplement should be read in conjunction with the base Prospectus effective March 27, 2014 (the “Base Prospectus”). This Amendment No. 1 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus Supplement and the Base Prospectus, including any amendments or supplements thereto. Capitalized terms herein have the meanings set forth in the Original Prospectus Supplement, unless otherwise defined herein.

Investing in our common stock and bonds are risky. See "Risk Factors" commencing at page S-14 of the Original Prospectus Supplement to read about the risks that you should consider before exercising subscription rights in this offering.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offering of these securities or determined if the Base Prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Placement Agreement

The Original Prospectus Supplement disclosed that the Placement Agreement provides that, at the Closing, the Company shall grant to Network 1 Financial Securities, Inc. (“Network 1”) or its designated affiliates Convertible Purchase Warrants (the “Warrants”) covering ten percent (10%) of the total number of Bonds sold in the Offering. The Warrants will be non-exercisable for six (6) months after the date of the Closing and will expire five (5) years after the date of Closing. The Original Prospectus Supplement is being amended to reflect Warrants of 5% of the amount of Bonds sold and a 3 year expiration.  Also, the commission of 6.5% is amended to 6%. The following changes to page S-40 of the Original Prospectus Supplement, with respect to the section titled “Placement Agreement” with Network 1, are as follows:

Placement Agreement

Network 1’s compensation will consist of a commission of 6% and a non-accountable expense allowance of 1.5% of which fifty thousand dollars ($50,000) has been advanced at the time of this filing to be applied towards the Non-Accountable Expense Allowance. Expenses relating to the Offering are not to exceed seventy-five thousand dollars ($75,000), with the exception of certain fees relating to DTC, DWAC, and other clearing fees and transfer costs which have not been determined.

The Placement Agreement provides that, at the Closing, the Company shall grant to Network 1 or its designated affiliates warrants (the “Warrants”) covering five percent (5%) of the total number of Bonds sold in the Offering. The Warrants will be non-exercisable for six (6) months after the date of the Closing and will expire three (3) years after the date of Closing. The Warrants will be exercisable at a price equal to one hundred twenty-five percent (125%) of the conversion price of the shares underlying the Bonds in connection with the Offering. The Warrants shall not be redeemable, nor may they be transferred, assigned or hypothecated for a period of six (6) months following the Closing, except that they may be assigned, in whole or in part, to any successor, office, manager, member, or partner of Network 1 (or its officers, managers or members of any such successor, member or partner), and to members of the underwriting syndicate or selling group and their respective officers, managers, members or partners. The Warrants may be exercised as to all or a lesser number of shares of common stock underlying the Bonds and will provide for cashless exercise.

The Placement Agreement also provides for indemnification by us of Network 1 against certain civil liabilities, including liabilities under the Securities Act. We are not aware of any Placement Agent, including Network 1, which intends to sell to any discretionary account or that intends to engage in passive market-making or stabilizing transactions at this time.

Change of the Offering Dates

The closing of the Offering may take place on a rolling basis, whereby the Company will accept purchases of the Bonds in more than one closing (the first of which is the “Initial Closing”), so long as at least the Minimum Purchase Amount is received in the Escrow Account before the first or only closing occurs. The offering period shall terminate at 10:00 a.m. EST, on September 1, 2016 (the "Final Closing Date"), or at such other date and time (such date and time being called the “Closing Date”), and at such location as may be agreed upon between Network 1 and the Company, or by facsimile or other electronic means. If the Minimum Purchase Amount is received by the Escrow Agent on or before the Final Closing Date, all escrowed proceeds, net of commissions, if any, and other offering expenses, will be remitted to the Company (if prior to the Final Closing Date, the “Initial Closing Date”).

If we do not receive acceptable subscriptions and payments totaling at least the Minimum Purchase Amount on or before August 31, 2016 (the “Minimum Date”), which is 92 days following the date of this Prospectus Supplement, we will terminate the offering and promptly refund the money raised without deduction unless extended. Prior to August 31, 2016, we may, in our discretion, extend the Final Closing Date with the Minimum Date up to 60 days. If there is no extension and if the Minimum Purchase Amount is received on or before the Minimum Date, the Final Closing Date will be on September 1, 2016 and the Bonds will be issued on that date and interest thereon shall begin to accrue on the 31st day following the Final Closing Date, unless we elect to extend the Final Closing Date. If the Final Closing Date is not extended, the 31st day following the Final Closing Date will be October 2, 2016 and such date shall begin the 12 year period of Bonds issued on the Initial Closing Date and the Final Closing Date with all bonds having a maturity date of October 2, 2028 (sometimes referred to herein as the “Maturity Date”).

The Bonds will bear interest at a rate of 12% per year on the principal or par value of $1,000.00 per Bond, payable annually in arrears on October 2 (if the Final Closing Date is not extended) of each year or, if such day is not a day other than (a) a Saturday, Sunday or public holiday in Texas; or (b) a day on which the appropriate government officials of Dallas or Texas declare a state of emergency preventing the regular conduct of business (“Business Day”), the next following Business Day, beginning on October 2, 2017. The interest payments shall be paid annually, in arrears in cash or in shares of our common stock as described herein, at our sole discretion. The Bonds are scheduled to mature on October 2, 2028 and, at our discretion, we will deliver shares of our common stock as provided in this Prospectus or pay the principal and unpaid interest in cash.

Agreement-In-Principle of the Incorporation of a Drilling Subsidiary

Recently, we and a US-based oil field service company with global operations (“OFS”) have reached an agreement-in-principle pursuant to which, subject to the negotiation, execution and delivery of legally binding agreements, Zion and the OFS company would form a special purpose subsidiary (the “Sub”) to operate a drilling rig contributed as property at incorporation from OFS or one of its affiliates. The Sub would be owned 50% by us and 50% by OFS (or an affiliate thereof). OFS will contribute to the Sub, as property, an already identified drilling rig in exchange for 50% of the stock of the Sub. We would contribute an equal amount-in-value of shares of our common stock in exchange for 50% of the Sub. We will be negotiating and memorializing the details of the respective property contributions, including a shareholder’s agreement between Zion and OFS. If we conclude the agreements, we expect that it will not take more than 30 days to commence rig mobilization and then ship the rig to Israel.  Concurrently, we will need to field an operating crew for the rig. Notwithstanding our agreement-in-principle and current discussions, no assurance can be provided that we will in fact be able to conclude legally binding agreements on mutually acceptable terms.

Accordingly, all references in the Original Prospectus Supplement are hereby amended as described above. Except for the Placement Agreement commission and warrant terms above and the substitution of the extension dates above, all other features, conditions and terms of the Prospectus Supplement remain unchanged.

The date of this Amendment No. 1 to the Prospectus Supplement is June 22, 2016.